Exhibit 99.1

STRONG FIRST QUARTER RESULTS AND RECORD ORDER BOOK
DECISIVE MANAGEMENT OF COVID-19 PANDEMIC IMPACTS

•Total shipments of 2,771 units, slightly up versus prior year
•Net revenues of Euro 1,011 million, up by 8.5%
•EBITDA(1) of Euro 376 million, up 18.6% versus prior year, with an EBITDA(1) margin of 37.2%
•EBIT of Euro 266 million, up 20.9% versus prior year, with an EBIT margin of 26.3%
•Net profit of Euro 206 million and diluted EPS(1) at Euro 1.11
•Sound industrial free cash flow(1) generation of Euro 147 million
•Confident to reach top end of the 2021 guidance range on the back of excellent results, robust net order intake as well as record order book as at the end of Q1 2021
•2022 financial targets postponed by one year due to Covid-19

Commenting on the results and the outlook, Chairman and Acting CEO John Elkann said: “This strong start augurs well for the rest of 2021 and is testimony to the resilience of our business model as well as the extraordinary work of the women and men of Ferrari. Looking ahead, we expect the prudent steps we took in 2020, and are continuing in 2021 to adjust our expenditure in response to the Covid-19 emergency, will postpone by one year the achievement of our year-end 2022 guidance. However, the robustness of our order book and the wonderful new models we will launch in the coming years provide a strong base on which to build our ambitious future.”

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2021	2020	Change
Shipments (in units)	2,771	2,738	33	1%
Net revenues	1,011	932	79	8%
EBITDA(1) / Adj. EBITDA(1)	376	317	59	19%
EBITDA(1) / Adj. EBITDA(1) margin	37.2%	34.0%	320 bps
EBIT / Adj. EBIT(1)	266	220	46	21%
EBIT / Adj. EBIT(1) margin	26.3%	23.6%	270 bps
Net profit / Adj. net profit(1)	206	166	40	24%
Basic EPS / Adj. basic EPS(1) (in Euro)	1.11	0.90	0.21	23%
Diluted EPS / Adj. diluted EPS(1) (in Euro)	1.11	0.90	0.21	23%

1 Refer to specific note on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 4, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the first quarter ended March 31, 2021.

Shipments(3)(4)

Shipments	For the three months ended
(units)	March 31,
	2021	2020	Change
EMEA	1,459	1,516	(57)	(4%)
Americas	755	750	5	1%
Mainland China, Hong Kong and Taiwan	194	37	157	424%
Rest of APAC	363	435	(72)	(17%)
Total Shipments	2,771	2,738	33	1%

Shipments totaled 2,771 units in the first quarter of 2021, up 33 units or 1.2% versus a strong prior year quarter despite the limited impact of the Covid-19 pandemic on the core business.
Sales of 8 cylinder models (V8) were up 8.1%, while 12 cylinder models (V12) were down 19.6%. The deliveries of the quarter were driven by the F8 family and the 812 GTS. The SF90 Stradale and the Ferrari Roma remain in ramp up phase, while the 488 Pista family and the Ferrari Portofino have been phased out. The Ferrari Monza SP1 and SP2 continued to be delivered in line with production planning.
Quarterly shipments were affected by the deliberate geographic allocation, driven by the phase-in pace of individual models. As a result, EMEA(4) was down 3.8%, Americas(4) was almost flat, Mainland China, Hong Kong and Taiwan posted a strong 424.3% performance, boosted by the arrival of new models and accentuated by an easy comparison versus prior year(5), while Rest of APAC(4) decreased 16.6%.

2 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3 Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
4 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5 Easy comparison due to 2019 accelerated deliveries in advance of the early implementation of new emission regulations

Total net revenues

(Euro million)	For the three months ended
	March 31,
			Change
	2021	2020	at constant
				currency
Cars and spare parts(6)	855	788	9%	11%
Engines(7)	45	33	38%	38%
Sponsorship, commercial and brand(8)	91	89	1%	3%
Other(9)	20	22	(9%)	(3%)
Total net revenues	1,011	932	8%	11%

Net revenues for the first quarter 2021 were Euro 1,011 million, up 10.8% at constant currency(1).
The increase in revenues from Cars and spare parts(6) to Euro 855 million (up 8.5% or 11.0% at constant currency(1)) was generated mainly by the strong enrichment of the product mix.
The increase in Engines(7) revenues (Euro 45 million, up 37.8%, also at constant currency(1)) was attributable to higher shipments to Maserati and, to a lesser extent, the rental of engines to other Formula 1 racing teams.
Increased Sponsorship, commercial and brand(8) revenues (Euro 91 million, up 1.4% or 2.6% at constant currency(1)) were attributable to an improved outlook for the Formula 1 calendar, partially offset by lower prior year ranking as well as reduced brand-related activities due to the Covid-19 pandemic.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative impact of Euro 22 million (mainly USD).

6 Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
7 Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

(Euro million)	For the three months ended
	March 31,
			Change
	2021	2020		at constant
				currency
EBITDA(1)	376	317	19%	24%
EBIT	266	220	21%	29%

Q1 2021 EBITDA(1) increased by 18.6% or 24.0% at constant currency(1) versus prior year and stood at Euro 376 million with an EBITDA(1) margin of 37.2%.
Q1 2021 EBIT was Euro 266 million, up 20.9% or 28.5% at constant currency(1) versus prior year.
Volume was positive (Euro 5 million), reflecting shipments slightly up versus prior year.
The Mix / price variance performance (Euro 48 million) was driven by the strong contribution coming from a richer product mix thanks to the SF90 Stradale and the Ferrari Monza SP1 and SP2.
Industrial costs / research and development expenses increased Euro 19 million mainly due to higher depreciation and amortization of fixed assets and an increase in spending for product innovation activities net of technology-related government incentives.
SG&A diminished Euro 6 million mainly reflecting the adaptation of our communication and marketing activities to a more pronounced digital bias, also due to Covid-19.
Other increased Euro 24 million due to an improved outlook for the Formula 1 calendar and higher contribution from other supporting activities as well as Maserati, partially offset by lower prior year ranking and reduced brand-related activities due to the Covid-19 pandemic.

Net financial charges in the quarter stood at Euro 9 million versus Euro 13 million for the prior year, reflecting both a decrease in net foreign exchange losses and the remeasurement at fair value of investments held by the Group, partially offset by an increase in interest expenses as a result of the refinancing of a portion of debt in 2020.
The tax rate in the quarter was 20.0%, attributable to the Patent Box, deductions for eligible research and development costs, hyper and super-depreciation of machinery and equipment.
As a result, the Net Profit for the period was Euro 206 million, up 24.1% versus prior year, and the Diluted earnings per share for the quarter reached Euro 1.11, compared to Euro 0.90 in Q1 2020.
Industrial free cash flow(1) for the quarter was Euro 147 million, driven by EBITDA(1), partially offset by capital expenditures(10) of Euro 151 million and an adverse working capital impact due primarily to higher inventories as well as the reversal of the Ferrari Monza SP1 and SP2 advances received in 2019.
Net Industrial Debt(1) as of March 31, 2021, was Euro 420 million, compared to Euro 543 million as of December 31, 2020. During the first quarter a total of Euro 28 million of shares were repurchased(11). Lease liabilities per IFRS 16 as of March 31, 2021 were Euro 62 million.
As of March 31, 2021, total available liquidity was Euro 1,730 million (Euro 2,062 million as of December 31, 2020), following the reimbursement of Euro 500 million 2021 notes and including undrawn committed credit lines of Euro 750 million.

10 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
11 Including repurchases for an amount of approx. Euro 15 million in relation to the Sell to Cover practice under the equity incentive plans

2021 Guidance, subject to trading conditions unaffected by further Covid-19 pandemic restrictions and the following assumptions:
•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities based on the announced calendar and reflecting lower 2020 ranking
•Brand-related activities dealing with Covid-19 challenges
•Operational and marketing costs gradually resuming

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	~4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	1.45-1.50 33.7%-34.9%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	0.97-1.02 22.6%-23.7%
ADJ. DILUTED EPS (€)	3.71	2.88(12)	4.00-4.20(13)
INDUSTRIAL FCF	0.7	0.2	~0.35

Q1 2021 highlights

Ferrari and Richard Mille signed a partnership contract
On February 22, 2021 it was announced that Ferrari and Richard Mille have signed a multi-year partnership agreement, which will see the Haute Horlogerie brand become sponsor and licensee for the Prancing Horse.

Share repurchase program resumed
On March 11, 2021 Ferrari communicated its intention to restart its multi-year share repurchase program announced on December 28, 2018 with a fourth tranche of up to Euro 150 million starting on March 12, 2021 and to end no later than September 30, 2021, of which up to Euro 120 million to be executed on the MTA market under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 30 million to be executed on the NYSE under an additional mandate with a primary financial institution.

Subsequent events

Dividend distribution
On April 15, 2021 the Ferrari’s Annual General Meeting of Shareholders approved a dividend in cash of Euro 0.867 per outstanding common share, totaling approximately Euro 160 million, to be paid on May 5, 2021.

12 Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations
13 Calculated using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand)

New Ferrari limited-edition V12
On April 21, 2021 the first official images of Ferrari’s latest limited-edition special series have been published in the build-up to its world première, which will be broadcast live on the Maranello marque’s social media channels on May 5 at 2:30PM CEST.

Share repurchase program
Under the common share repurchase program, from April 1, 2021 to April 30, 2021, the Company has purchased a further 136,595 common shares for a total consideration of Euro 24.1 million. At April 30, 2021 the Company held in treasury an aggregate of 9,125,106 common shares. As of the same date, the Company held 3.55% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2021 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the effects of the evolution of and response to the Covid-19 pandemic; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in China and other growth markets; the Group’s low volume strategy; global economic conditions, pandemics and macro events; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2021	2020
Capital expenditures(10)	151	174
of which capitalized development costs(14) (A)	85	66
Research and development costs expensed (B)	141	140
Total research and development (A+B)	226	206
Amortization of capitalized development costs (C)	48	41
Research and development costs as recognized in the consolidated income statement (B+C)	189	181

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2021
	2021	at constant
		currency
Cars and spare parts	855	879
Engines	45	45
Sponsorship, commercial and brand	91	92
Other	20	21
Total Net Revenues	1,011	1,037

(Euro million)	For the three months ended
March 31,
2021
EBIT	266
Adjusted EBIT	266
Currency (including hedges)	(22)
EBIT at constant currency	288
Adjusted EBIT at constant currency	288

(Euro million)	For the three months ended
March 31,
2021
EBITDA	376
Adjusted EBITDA	376
Currency (including hedges)	(22)
EBITDA at constant currency	398
Adjusted EBITDA at constant currency	398

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2021	2020	Change
Net profit	206	166	40
Income tax expense	51	41	10
Net financial expenses	9	13	(4)
Amortization and depreciation	110	97	13
EBITDA	376	317	59

(Euro million)	For the three months ended
	March 31,
	2021	2020	Change
EBITDA	376	317	59
Adjustments	-	-	-
Adjusted EBITDA	376	317	59

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2021	2020	Change
EBIT	266	220	46
Adjustments	-	-	-
Adjusted EBIT	266	220	46

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2021	2020	Change
Net profit	206	166	40
Adjustments	-	-	-
Adjusted net profit	206	166	40

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro per common share)	For the three months ended
	March 31,
	2021	2020	Change
Basic EPS	1.11	0.90	0.21
Adjustments	-	-	-
Adjusted basic EPS	1.11	0.90	0.21
Diluted EPS	1.11	0.90	0.21
Adjustments	-	-	-
Adjusted diluted EPS	1.11	0.90	0.21

Basic and diluted EPS(15)

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2021	2020	Change
Net profit attributable to the owners of the Company	205	166	39
Weighted average number of common shares (thousand)	184,787	184,982
Basic EPS (in Euro)	1.11	0.90	0.21
Weighted average number of common shares for diluted earnings per common share (thousand)	185,087	185,578
Diluted EPS (in Euro)	1.11	0.90	0.21

15 For the three months ended March 31, 2021 and 2020 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Mar. 31, 2021	Dec. 31, 2020
Debt	(2,283)	(2,725)
of which leased liabilities as per IFRS 16 (simplified approach)	(62)	(62)
Cash and Cash Equivalents	980	1,362
Net Debt	(1,303)	(1,363)
Net Debt of Financial Services Activities	(883)	(820)
Net Industrial Debt	(420)	(543)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

(Euro million)	For the three months ended
	March 31,
	2021	2020
Cash flow from operating activities	274	263
Investments in property, plant and equipment and intangible assets(10)	(151)	(174)
Free Cash Flow	123	89
Free Cash Flow from Financial Services Activities	(24)	16
Free Cash Flow from Industrial Activities	147	73

On May 4, 2021, at 3.00 p.m. CET, management will hold a conference call to present the Q1 2021 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.